May 27, 2005

VIA EDGAR

U.S. Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C.  20549

Attention:     Mr. Lawrence Spirgel, Assistant Director

Mail Stop 0407

Re:          Granite Broadcasting Corporation

Form 10-K for the fiscal year ended December 31, 2004

Filed March 31, 2005

File No. 0-19728

Dear Mr. Spirgel:

Set forth below are the responses of Granite Broadcasting Corporation (the “Company”) to the comments received from the staff of the U.S. Securities and Exchange Commission (the “Commission”) by telecopy dated April 21, 2005, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “Form 10-K”) filed on March 31, 2005.  The numbering of the paragraphs in this letter corresponds to the numbering of the comments in the staff’s April 21st telecopy.  For your convenience, each response is preceded by the staff’s comment to which the response relates.

Form 10-K for the fiscal year ended December 31, 2004

Critical Accounting Policies, page 26

1.                                      Comment:  We note that your discussion regarding goodwill, intangible assets, and long-lived assets valuation did not address the quantitative value of your assumptions and their sensitivity to change. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Revise your disclosures to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.

For additional guidance, refer to Item 303 of Regulation S-K as well as Part Five of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec. gov/rules/interp/33-8350.htm.

Response:

Our assumptions regarding goodwill, intangible assets, and long-lived assets valuation included within Critical Accounting Policies are based upon Company’s budget and business plans, which are prepared based upon historical station performance, current and projected operating station trends, industry standards and trends in the respective markets, among other factors. We recognize that these assumptions may vary based on sensitivity to these assumptions. Accordingly, in future filings where we discuss Critical Accounting Policies, we will disclose the quantitative as well as qualitative potential impact that sensitivity changes to our assumptions may have on our valuations.

Goodwill and Intangible Assets, page 27

2.                                      Comment:               Tell us in detail how you test goodwill for impairment. Also:

•                  Addressing paragraph 30 of SFAS 142 and EITF D-101, tell us how you determined your reporting units and tell us what those reporting units are.

•                  Additionally, please identify the reporting unit(s) to which you assigned goodwill. Refer to paragraphs 19 and 34 of SFAS 142.

•                  Tell us the cash flows used in your analysis.

Response:

Goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is to identify a potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. We engaged an independent appraiser to assist us in determining the estimates of fair value of a reporting unit (each of the Company’s stations represent a reporting unit).  Our independent appraiser determined fair value using various valuation techniques, with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires one to make various judgmental assumptions including assumptions about future cash flows, growth rates and discount rates. The assumptions about future cash flows and growth rates are based on the Company’s budget and business plans, which are prepared based upon historical station performance, current and projected operating station trends, industry standards and trends in the respective markets. Discount rate assumptions are based on an assessment of the risk inherent in the respective reporting units. In estimating the fair values of its reporting units, the Company also used financial multiples for publicly-traded broadcasting companies, as well as comparable sales analysis of television stations to confirm the results of the discounted cash flow analysis.  If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not deemed impaired and the second step of the impairment test is not performed. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.

Our annual impairment testing for the year ended December 31, 2004 resulted in a write-down of goodwill by $15,491,000.   Accordingly, as indicated in our response to comment 1 above, we will disclose in future filings where we discuss Critical Accounting Policies the valuation method(s) used and the quantitative as well as qualitative potential impact that sensitivity changes to our assumptions may have on our valuations.

The Company owns and operates the following eight network affiliated television stations, each of which is a reporting unit:

WDWB-TV Detroit, Michigan

KBWB-TV San Francisco, California

WKBW-TV Buffalo, New York

WEEK-TV Peoria, Illinois

KBJR-TV Duluth, Minnesota

KSEE-TV Fresno, California

WTVH-TV Syracuse, New York

WPTA-TV Fort Wayne, Indiana.

Pursuant to paragraph 30 of SFAS 142 and EITF D-101, we determined that as of December 31, 2004, each network affiliated television station represents a reporting unit, as discrete financial information is available for each station and management regularly reviews the operating results of each station.  Consistent with our determination of each station as a reporting unit, we have assigned goodwill to each television station, which was acquired in separate transactions and accounted for under the purchase method of accounting, in accordance with paragraph 34 of SFAS 142.

3.                                      Comment:  We note that in previous years you and your independent appraisers tested the impairment of your FCC licenses at select locations where there may be potential indicators of a potential impairment. However, commencing in 2004, you tested the impairment of all your FCC licenses annually or whenever event or changes indicate that such assets may be impaired. Tell us why you did not test FCC licenses annually prior to 2004 in accordance with paragraph 17 of SFAS 142.

Response:

In years prior to 2004, the Company engaged an independent appraiser to test certain television stations FCC licenses for impairment, while the Company tested the other stations internally and determined there was no impairment.  Accordingly, all FCC licenses were tested annually in accordance with paragraph 17 of SFAS 142.  Beginning in 2004, the Company decided to have an independent appraiser test all of the reporting units FCC licenses for impairment. We will clarify in our future filings.

4.                                      Comment: In addition, tell us in detail how you test your FCC licenses for impairment. Provide us with your units of accounting and how they were determined. Also, tell us the cash flows used in your analysis.

Response:

The impairment test for our FCC licenses consists of a comparison of the fair value of the FCC license with its carrying value. If the carrying value of the FCC license exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. In performing our annual impairment testing, we engaged an independent appraiser to assist us in determining the fair value of our FCC licenses.  The independent appraisers utilized the “excess earnings method”, a form of the income approach to value the FCC licenses.  The first step of the “excess earnings method” involves determining revenues and operating margins for a hypothetical independent station which is not affiliated with a major network. This hypothetical station would reflect the anticipated level of discounted cash flows that would be expected from operating a station in the market with the type of signal that each reporting unit produces. Next, since this method assumes that all of the assets in the business (other than the asset being valued) are owned by third parties, contributory asset charges must be deducted in the discounted cash flow model.  These charges represent amounts that would have to be paid to the owners of the contributory assets in order to provide them with a fair return for the use of those assets in the business.  The remaining “excess” cash flows are then discounted using an appropriate industry rate to determine the value of the FCC license. In determining the value of this hypothetical station, assumptions are made based upon various market research studies deriving hypothetical revenue share, cash flow stream, cost to structure this independent hypothetical station in the respective markets, required rates of return for each type of contributory asset used in the business, and an overall discount rate that is appropriate for the industry.

Based upon the above, the independent appraisers did not report any impairments of our FCC broadcast licenses at each of our reporting units as of December 31, 2004. However, we do recognize that these assumptions are subject to sensitivity changes, and will disclose in future filings where we discuss Critical Accounting Policies the valuation method used.

Consolidated Statements of Operations, page 47

5.                                      Comment:  Revise your consolidated statement of operations to present the various expense captions in accordance with Rule 5-03 of Regulation S-X. For example, separately present station operating expenses from selling, general and administrative expenses. Present your MD&A in this manner as well. Provide us with your proposed income statement through the “operating loss” line item.

Response:  Beginning with the filing of the Company’s quarterly report on Form 10-Q for the three months ended March 31, 2005, the Company revised its disclosure to present the statement of operations as follows:

Net Revenue

Operating Expenses:

Direct operating expenses (excluding depreciation and amortization)

Selling, general & administrative expenses (excluding depreciation and amortization)

Corporate expense (excluding depreciation)

Depreciation expense

Amortization of intangible assets

Operating income (loss)

This presentation will be continued in future filings. In addition, we have conformed our discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations to disclose the changes in “Direct operating expenses” and “Selling, general & administrative expenses.”

6.                                      Comment: It appears that the caption “station operating expenses” excludes depreciation and amortization for property and equipment directly attributed to the generation of revenue. Please, revise your presentation to comply with SAB 11:B, as applicable, by identifying the amount of applicable depreciation that is excluded from the caption “station operating expenses.”

Response:

As indicated in our response to comment 5 above, the Company changed the presentation of its statement of operations by adding the parenthetical “(excluding depreciation and amortization)” where appropriate to inform the investor that all depreciation and amortization expense is not included in direct operating expenses, selling, general & administrative expenses and corporate expense.

7.                                      Comment:  Revise to adjust your consolidated income statement for the years ended December 31, 2003 and 2002 to clearly reflect what is included in net loss available to common shareholders.

Response:

In accordance with SFAS 128, the Company discloses in Note 2 to the financial statements, for all periods presented (which includes 2003 and 2002) the components in arriving at net loss available to common holders. We believe that this disclosure in the notes to the financial statements clearly provide the reader what is included in net loss available to common shareholders.

Note 2 – Summary of Significant Accounting Policies

Financial statement presentation, page 52

8.                                      Comment:  We note that you reduced goodwill during the year ended December 31, 2004 by $14,926,000 to appropriately reflect the tax basis of certain assets acquired in prior years’ acquisitions. Tell us in detail why you reduced goodwill and to what acquisitions this relates. Provide us with your basis in accounting literature.

Response:

The Company’s tax advisors were engaged to perform a tax basis study in anticipation of certain potential station sales.  The basis study revealed a difference in the balances used in calculating the Company’s deferred taxes and the tax basis developed in connection with the tax basis study.  The difference related to the tax basis of identifiable intangible assets and goodwill.  As a result of this analysis, the Company determined that its deferred tax liabilities were overstated.  During 2004, the Company adjusted its deferred taxes to agree with the tax basis determined in connection with the tax basis study.  Such adjustments were made as an offset to goodwill.

The Company had made numerous acquisitions since its inception in 1988. The Company concluded that the overstatement of its deferred tax liabilities should be an offset to goodwill and not impact the income statement based on the fact that deferred tax liabilities related to identifiable intangible assets and goodwill had not been recorded through the Company’s income statement. Rather, based on the analysis performed, it was determined an incorrect amount of deferred income taxes had been recorded when the initial allocations of the purchase prices were made.

APB 20 concludes that materiality should be considered in relation to both the effects of the change separately and the combined effect of all changes.  If a change or correction has a material effect on income before extraordinary items or on net income of the current period before the effect of the change, the treatments and disclosures described in APB 20 should be followed.  Furthermore, if a change or correction has a material effect on the trend of earnings, the same treatments and disclosures are required.

The Company concluded that the adjustment did not impact the income statement and was not material to the balance sheet and thus accounted for the adjustment as disclosed.  Further, the Company made adequate disclosures surrounding the adjustments in its notes to the financial statements in the interim and annual reports during 2004.

Item 9A. Controls and Procedures, page 67

9.                                      Comment:  We note your disclosure in this section that no “significant changes” were made in your internal controls or in other factors that could “significantly” affect those controls subsequent to the date of their evaluation. This language does not appear to comply with new Item 308(c) of Regulation S-K, which requires you to disclose any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please provide us a statement indicating that no changes occurred in the company’s internal control over financial reporting that materially affected, or was reasonably likely to materially affect, your internal control over financial reporting. Please revise all future filings to address whether there have been any changes.

Response:

No change occurred in the Company’s internal control over financial reporting during the Company’s fiscal quarter ended December 31, 2004, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  The Company will revise all future filings to address whether there have been any changes.

* * * *

The Company acknowledges the following:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 212-826-2530.

Sincerely,

/s/ Lawrence I. Wills
Lawrence I. Wills
Senior Vice President - Chief Financial Officer